Howard H. Kim

Chairman & Founder - JYC, LLC
Singapore

Contact

www.linkedin.com/in/howard-h-kim-6753185 (LinkedIn)
www.jay-young.com (Company)

Experience

JYC, LLC
Chairman & Founder
July 2001 - Present (24 years)

Education

Texas A&M University